Exhibit 99.2

Duquesne Capital Management to Vote Against Proposed Merger of Alpha Natural Resources and Foundation Coal Holdings

New York, July 20, 2009 -- Duquesne Capital Management L.L.C. (Duquesne), the largest shareholder of Alpha Natural Resources, Inc. (ANR), has determined to vote against the proposed merger with Foundation Coal Holdings, Inc. (FCL) because Duquesne believes it is against the best long term interests of ANR shareholders. Duquesne is the beneficial owner of 5.9 million shares, which represents more than 8.3% of the outstanding common stock. The merger transaction is scheduled to be voted on by ANR shareholders on July 31, 2009.

Duquesne’s decision to vote against the merger was made after two months of detailed financial analysis and discussions with members of the senior management teams of both ANR and FCL in order to evaluate the impact of the proposed merger on ANR and its shareholders. The analysis leads Duquesne to the clear conclusion that the proposed transaction is financially dilutive to ANR shareholders by $10-$15 per share, increases balance sheet risk to ANR via the assumption of FCL’s $650 million OPEB/pension liability and $530 million in net financial debt, and reduces financial flexibility via the highly restrictive covenants in FCL bonds. In addition to this financial dilution and these balance sheet risks, in Duquesne's view the transaction is grossly dilutive to ANR’s favorable business posture – its valuable exposure to the international metallurgical and thermal coal markets, and its favorable employee profile. Duquesne sees no advantages to the transaction that can make up for these serious detriments. The basis for Duquesne’s conclusions follows.

Duquesne believes the Merger is Highly Dilutive based on Current Metallurgical and Thermal Coal Market Prices as well as their Long Term Outlook

The managements of ANR/FCL provided pro forma 2010 EBITDA guidance of $890mm-$1,000mm. Explicit in their pro forma EBITDA guidance is a projection of FCL EBITDA of $470mm-$530mm and ANR EBITDA of $375mm-$425mm (Roadshow presentation June 2009, Page 21). Based on Duquesne’s evaluation, in order to achieve the ANR and FCL stand-alone and pro forma 2010 EBITDA guidance numbers, one must assume $120/ton metallurgical coal, $70/ton Eastern thermal coal, and $10/ton 8400 Powder River Basin (PRB) coal. ANR has asserted, based on their pro forma guidance, that the proposed merger is accretive to EPS and cash flow per share. However, current market prices are $140-$150/ton metallurgical coal, $55/ton Eastern thermal coal and $8.75/ton 8400 PRB coal. As a result, metallurgical coal is performing better than management has assumed, and thermal coal is performing worse than management has assumed. This is important because ANR has significant exposure to international metallurgical and thermal coal markets, while FCL primarily has exposure to domestic thermal coal, mainly in the challenged PRB region. Moreover, in Duquesne's view this disparity is enhanced by the prospect, based on current market dynamics, of substantial upside potential for ANR’s stand alone 2010 EBITDA towards $500mm (versus $375mm-$425mm) based on price and volume as compared to the substantial downside risk to FCL’s stand alone 2010 EBITDA closer to $300mm (versus $470mm-$530mm) based on price and volume. Hence, the accretion proffered by management as justifying the merger is illusory in Duquesne's view because the actual result will be substantial financial dilution of approximately 1.5 times 2010 EV/EBITDA (closer to 2.0 times when including Pension/OPEB liabilities), approximately 25% dilution on 2010 EPS (post-2010 financial dilution to increase given roll-off of above-market thermal coal hedges), as well as dilution of ANR’s asset mix/profile because of the benefit from its stand alone exposure to valuable metallurgical and international thermal coal which is superior to domestic thermal coal from a market perspective. In Duquesne's view, FCL is less valuable with only 1% of its production in metallurgical coal and its asset mix primarily in the PRB region with little exposure to the international seaborne metallurgical and thermal coal markets. Further, managements’ accretion analysis simply fails to take into account the substantial Pension/OPEB and financial leverage obligations of FCL with which ANR would be saddled if the proposed merger were approved. For these reasons, Duquesne believes the proposed merger is $10-$15 per share dilutive to ANR shareholders based on 2010 financial metrics, but expects it to be larger in the future based on structural trends.

The following outline summarizes Duquesne’s analysis and views:

I. There are increasingly divergent long term fundamental drivers for international metallurgical (steelmaking) coal and international thermal coal versus domestic thermal coal (power generation). Structural trends and legislation disproportionately favor international coal.

A . Positive trends in metallurgical international coal markets

1. Long term supply constrained due to logistics and scarcity of coal basins.

2. Substantially increasing Chinese metallurgical coal imports given
Chinese production costs and mine safety issues combined with the
Chinese government’s long term policy of locating steel plants on the coast (thereby increasing China’s structural demand for global seaborne metallurgical coal).

3. The metallurgical benchmark contract price was settled at $129/ton in early 2009 when steel utilization was ~50% in the developed world, thereby representing in Duquesne's view a likely floor price for metallurgical coal.

4. Increasing steel utilization rates across the world, likely end of steel destocking, and likely start of steel restocking cycle given historically low inventories will increase demand for metallurgical coal (e.g., US steel industry utilization is up to 50.9% from the lows of 33.5% as of year end
2008). Current order books are implying 75% utilization and lead times are extending.

5. India’s aggressive steel capacity additions will increase demand for metallurgical seaborne coal.

6. Recent metallurgical spot coal prices range from $140-$150/ton FOB
Australia (McCloskey’s), up from the $129/ton benchmark contract price.

B. Positive trends in international thermal coal markets

1. India, China and Indonesia have significant coal power plants coming online over the next 5 years which should increase demand for seaborne thermal coal.

2. India, China, Indonesia and the rest of the developing world are reluctant to impose carbon constraints on coal- fired power.

C. Negative trends in domestic US thermal coal market, especially PRB coal as to which FCL is materially exposed.

1. US economic outlook, and coal power demand is uncertain.

a. US power generation is down 4% YTD through 7/10/09 (EEI).

b. US coal fired generation is down 12.2% thru April YTD (EIA).

c. $3.50 per mcf spot natural gas is economically displacing coal-fired power generation prior to likely policy initiatives that will further advantage cleaner burning natural gas relative to coal.

d. Coal utility inventories are 45% above the 10 year average
(Genscape, Inc). 2009 contract tonnage is being deferred to 2010 and 2011 due to inventory glut and low demand (FCL disclosed in
1Q 2009 release 1.5mm tons deferred).

e. 2010 Central Appalachian barge coal is quoted at ~$55/ton with spot price at $47.50/ton (www.evomarkets.com). Currently, little to no contract activity taking place.

2. Structural change in US natural gas market from increased low cost shale natural gas supply, increased LNG import terminals and increased international liquefaction capacity resulting in lower price outlook hurting domestic thermal coal’s competitiveness in power generation. Since 1999,
US electric power generation from natural gas has increased from 15.1%
to 21.7%, and the trend is continuing (EIA).

3. Ongoing policy initiatives that will continue to advantage natural gas and renewables relative to domestic coal-fired power generation.

a. National renewable energy mandate going from 3% of total
generation today to 20% of total generation by 2020 (HB 2454
American Clean Energy and Security Act, “Waxman-Markey Bill”
successfully passed the House of Representatives and is currently before Senate Committee on Environment and Public Works).
This mandate will likely be met with combination of intermittent wind power, coal to biomass conversions and other renewable
resources firmed up by natural gas power generation, thus posing a long term risk to coal’s market share in power generation.

b. National carbon legislation to disadvantage coal relative to natural gas with a mitigated impact near-term given generous upfront allocations to coal-fired power but substantial long term challenges for coal from CO2 (Waxman-Markey Bill).

c. Reinstatement of Clean Air Mercury Rule “CAMR” and Clean
Air Interstate Rule “CAIR” in early 2010 by a more assertive EPA poses further risks to U.S. thermal coal.

4. Concerns over PRB coal

a. Higher CO2 per delivered mmbtu versus Eastern thermal coal.

b. Eastern coal markets have viable export opportunities given port access, high BTU content and competitive global dry bulk

market; PRB coal does not have access to international markets due            to structural transportation disadvantage, low BTU content and combustibility.

c. PRB coal price has historically suffered from low cost,
abundant supply, transportation disadvantages and lack of producer discipline.

Based on the points above, Duquesne believes there are increasingly divergent outlooks for the foreseeable future for international metallurgical and thermal coal markets relative to US domestic thermal coal markets, especially the PRB coal market.

D. Duquesne's analysis shows that the proposed merger significantly dilutes
ANR’s valuable international metallurgical and thermal coal exposure while increasing its PRB tons from zero to 54% which substantially degrades ANR’s
overall composition (based on ANR	2008 sales and FCL 2010 production
guidance):

II. An ANR/FCL merger exposes ANR to significant OPEB/Pension liabilities and transforms the company’s employee profile.

A. ANR OPEB/pension liabilities ~$60mm as of 12/31/08.

B. FCL OPEB/pension liabilities ~$650mm as of 12/31/08.

C. FCL’s personnel are unionized while ANR’s personnel have not chosen that option. The merger may result in labor tension as this divergence gets resolved.

III. Duquesne believes that the proposed merger reduces ANR’s financial flexibility by increasing its financial debt, by assuming FCL pension/OPEB liabilities and by exposing ANR to the highly restrictive covenants in FCL’s bonds which would bind the new company regarding capital allocation.

A. ANR has current net cash of ~$245mm as of 3/31/09.

B. FCL has net debt of $530mm as of 3/31/09.

IV. Synergies in the proposed transaction are insignificant in Duquesne's view given the non-contiguous nature of the two companies’ mines.

V. Premium: A 37% premium being paid by ANR shareholders over the 5-day average closing price of FCL shares ending May 8, 2009 is excessive by any criteria in Duquesne's view, especially given the insignificant synergies and FCL's relative disadvantages. The premium and value transfer away from ANR shareholders make no sense to Duquesne.

VI. Mining technique risk: ANR is primarily a continuous miner with many mines; FCL is primarily a longwall miner in the East coast and a PRB surface miner in the West with relatively few mines. ANR has no experience in either of FCL’s mining techniques. FCL has had historical difficulties with longwall operations, resulting in downtime for its East coast longwall production capacity.

Conclusion:

After studying the facts, Duquesne has concluded that the substantial investment it has made in ANR will suffer significantly if the merger is consummated, and that there are no upsides that can mitigate the loss of value that will result to ANR shareholders. Accordingly, Duquesne has determined to vote against the proposed merger.

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Duquesne Capital Management, L.L.C, is an investment management firm with offices in New York and Pittsburgh, and provides investment management services to a small number of institutional clients. Duquesne is not accepting additional clients.

Not a Proxy Statement

This press release only reflects Duquesne Capital Management's voting decision and expresses Duquesne's reasons for that decision, it is not a proxy statement and it does not constitute a solicitation of proxies from the shareholders of Alpha Natural Resources, Inc. or Foundation Coal Holdings, Inc.

Gerald Kerner, 1 212 830 6655, of Duquesne Capital Management, L.L.C.